The Fund adjusts the classification of distributions to shareholders to reflect the differences between financial statement amounts and distributions determined in accordance with income tax regulations. Accordingly, during the year ended
November 30, 2000 have been reclassified to reflect an increase in paid-in capital of $15,983,194 a decrease in undistributed net investment income of $782,505 and a decrease in accumulated net realized gain on investments of
$15,200,689. This reclassification includes $15,983,194 distributed in connection with Fund share redemptions which increased paid-in capital and reduced accumulated net realized gain. Net assets of the Fund were unaffected by the reclassifications.